UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15 A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-09482

Colorado Wyoming Reserve Company

(Exact name of registrant as specified in its charter)

751 Horizon Court, Suite 205, Grand Junction, Colorado 81506 Tel: (530) 613-1999

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common stock

Common Stock, Par Value $.01

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)     X

Rule 12g-4(a)(2)

Rule 12h-3(b)(1)(i)

Rule 12h-3(b)(1)(ii)

Rule 15d-6

Approximate number of holders of record as of the certification or notice date:  170

Colorado Wyoming Reserve Company (the 'Issuer') hereby requests immediate withdrawal of its Request to terminate the registration of its common shares under Section 12(g) of the Exchange Act, which was filed with the Securities and Exchange Commission (the 'Commission') on August 30 th , 2011 (the 'Form 15').

The Issuer believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors. The Issuer is withdrawing the Form 15 because the number of common shareholders is in excess as required under Section 12(g). Please note that the Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Colorado Wyoming Reserve Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  September 2nd, 2011                                                                   By: /s/ Kim M. Fuerst

Kim M. Fuerst

                                                                                                                CEO, Colorado Wyoming Reserve Company